FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2023

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

Item

Relevant Event

Call to Annual General Ordinary and Extraordinary

Shareholders Meeting to be held on April 28, 2023.

Dividend distribution proposal

Buenos Aires, March 17, 2023

Messrs.

Securities and Exchange Commission

RE: Relevant Event. Call to Annual General Ordinary and Extraordinary Shareholders Meeting to be held on April 28, 2023. Dividend distribution proposal.

Dear Sirs,

I am pleased to address you, in my capacity as Head of Market Relations of Banco BBVA Argentina S.A., in order to inform you that the Board of Directors, in its meeting held today, has resolved:

1.- To call the Annual Ordinary and Extraordinary General Shareholders' Meeting for next April 28, 2023 at 3:00 p.m., to be held at Av. Córdoba 111, 1st floor, in the Autonomous City of Buenos Aires, which is not the registered office, exclusively in person.

2.- To propose to the meeting the declaration of dividends in the amount of Ps. 35,566,224,479 through the partial withdrawal of the "Optional Reserve for future distributions of Income". It is reminded that as of this date, dividends in the amount of Ps. 14,834,791,000 have been declared and are pending payment.

3.- To request authorization from the Argentine Central Bank (the "BCRA") to pay dividends, in cash and/or marketable securities, in the amount of Ps. 50,401,015,479 in 6 equal, monthly and consecutive installments, which is estimated to correspond to 40% of the amount that would have corresponded if the Rules on Profit Distribution had been applied in accordance with the provisions of BCRA Communication "A" 7719 issued on March 9, 2023. No payment may be made until prior authorization from the BCRA has been obtained.

BANCO BBVA ARGENTINA S.A.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: March 17, 2023	By:	/s/ Carmen Morillo Arroyo
Name: Carmen Morillo Arroyo
Title: Chief Financial Officer